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                                                                     EXHIBIT 4.1

                             SUPPLEMENTAL INDENTURE


         This SUPPLEMENTAL INDENTURE (this "Supplemental Indenture"), dated as of February 19, 2002 but effective as of the Effective Time (as defined below), between Orion Power Holdings, Inc., a Delaware corporation (the "Company"), and Wilmington Trust Company, as trustee (the "Trustee"), supplements the Indenture dated as of June 6, 2001 (the "Indenture") between the Company and the Trustee relating to the Company's 4.50% Convertible Senior Notes due 2008 (the "Notes").

                                    RECITALS

                  WHEREAS, pursuant to the terms of the Indenture, the Notes were convertible into shares of common stock, par value $.01 per share ("Common Stock"), of the Company prior to the Effective Time (as defined below);

                  WHEREAS, pursuant to an Agreement and Plan of Merger dated as of September 26, 2001, among Reliant Resources, Inc., Reliant Energy Power Generation Merger Sub, Inc. ("Merger Sub") and the Company (the "Merger Agreement"), Merger Sub will be merged with and into the Company, with the Company to be the surviving corporation (the "Merger"), and as a result of which each outstanding share of Common Stock will be converted at the effective time of the Merger (the "Effective Time") into the right to receive $26.80 in cash (the "Merger Consideration"), as set forth in the Merger Agreement;

                  WHEREAS, Section 5.13 of the Merger Agreement and Section
10.11 of the Indenture require that the Company enter into a supplemental indenture providing that the holder of each Note outstanding at the time of the Merger shall have the right thereafter to convert such Note into the amount of cash receivable upon consummation of the Merger by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to the Merger; and

                  WHEREAS, Section 9.01 of the Indenture provides that the Company and the Trustee may supplement the Indenture without the consent of any holder of Notes to make provision with respect to the conversion rights of holders of the Notes pursuant to Section 10.11 of the Indenture;

         NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and to comply with Sections 10.11 and 9.01 of the Indenture and
Section 5.13 of the Merger Agreement, the Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes:

         Section 1. Capitalized Terms. Capitalized terms used and not otherwise defined in this Supplemental Indenture shall have the respective meanings assigned to such terms in the Indenture.

         Section 2. Compliance with Indenture Provisions. Concurrently with the execution and delivery of this Supplemental Indenture, the Company has delivered to the Trustee an Officer's

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Certificate and an Opinion of Counsel as required by Sections 7.02 and 9.06 of the Indenture. The Company shall give or cause to be given notice of the execution of this Supplemental Indenture to the Holder of each Note as required by the Indenture.

         Section 3. Adjustment of Conversion Privilege. The Holder of each Note outstanding immediately prior to the Effective Time (and each subsequent Holder) shall have the right from and after the Effective Time, during the period such Note shall be convertible as specified in Section 10.01 of the Indenture, to convert such Note only into the amount of cash receivable upon the Merger by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to the Merger. For the avoidance of doubt, (a) the rate at which shares of Common Stock were deliverable upon conversion of Notes immediately prior to the Effective Time was 29.2505 shares for each $1,000 principal amount of Notes and (b) the amount of cash receivable upon the Merger by a holder of 29.2505 shares of Common Stock is $783.91.

         Section 4. Ratification. The Indenture, as supplemented by this Supplemental Indenture, is in all respects ratified and confirmed by the Company, and all of the rights and powers created thereby or thereunder shall be and remain in full force and effect.

         Section 5. Trustee Disclaimer. The Trustee accepts the amendment of the Indenture effected by this First Supplemental Indenture and agrees to execute the trust created by the Indenture as hereby amended, but only upon the terms and conditions set forth in the Indenture, including Section 10.13 of the Indenture and all other terms and provisions defining and limiting the liabilities and responsibilities of the Trustee, which terms and provisions shall in like manner define and limit its liabilities and responsibilities in the performance of the trust created by the Indenture as hereby amended. Without limiting the generality of the foregoing, the Trustee shall not be responsible in any manner whatsoever for or with respect to any of the recitals or statements contained herein, all of which recitals or statements are made solely by the Company, or for or with respect to (i) the Conversion Rate or the validity, efficacy, or sufficiency of this First Supplemental Indenture or any of the terms or provisions hereof, (ii) the proper authorization hereof by the Company by corporate action or otherwise, or (iii) the due execution hereof by the Company and the Trustee makes no representation with respect to any such matters.

         Section 6. Governing Law. The internal law of the State of New York shall govern and be used to construe this Supplemental Indenture without giving effect to applicable principles of conflict of law to the extent that the application of the laws of another jurisdiction would be required thereby.

         Section 7. Successors. All agreements of the Company and the Trustee in this Supplemental Indenture shall bind their respective successors.

         Section 8. Counterpart Originals. The parties hereto may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

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         IN WITNESS WHEREOF, the parties hereto have caused this Supplemental
Indenture to be duly executed as of the day and year first above written.

                                    ORION POWER HOLDINGS, INC.


                                    By:    /s/ Scott B. Helm
                                       -----------------------------------------
                                         Name:   Scott B. Helm
                                         Title:  Executive Vice President and
                                                 Chief Financial Officer


                                    WILMINGTON TRUST COMPANY,
                                    as Trustee


                                    By:   /s/ David A. Vanaskey, Jr.
                                        ----------------------------------------
                                         Name:   David A. Vanaskey, Jr.
                                         Title:  Vice President






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